SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 _____________

                                 SCHEDULE 13G
                                (RULE 13D-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13D-1(B) AND (C) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(B)
                          (AMENDMENT NO. _________){1}


                             @Entertainment, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 045920 10 5
-------------------------------------------------------------------------------
                                (CUSIP Number)

                                 _____________

**FOOTNOTES**

     {1}   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 045920 10 5                           13G           Page 2 of 7 Pages

 1     NAMES OF REPORTING PERSONS
       IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Polish Investments Holding L.P.
       06-1326310

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /  /
                                                               (b) /X/
  3    SEC USE ONLY

  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                              5     SOLE VOTING POWER
                                    See Item 4
          NUMBER OF
           SHARES             6     SHARED VOTING POWER
        BENEFICIALLY                See Item 4
        OWNED BY EACH
          REPORTING           7     SOLE DISPOSITIVE POWER
           PERSON                   See Item 4
            WITH
                              8     SHARED DISPOSITIVE POWER
                                    See Item 4

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       10,303,000 shares

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                             /X/

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9 )
       30.9%

  12   TYPE OF REPORTING PERSON*
       PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

           @Entertainment, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           PTK Warszawa S.A.
           UL. Pawinskiego 5A
           Warszawa, Polska

Item 2(a). Name of Person Filing:

           Polish Investments Holding L.P.

Item 2(b). Address of Principal Business Office or, if None, Residence:

           c/o Chase Enterprises
           One Commercial Plaza
           Hartford, Connecticut 06103

Item 2(c). Citizenship:

           The reporting person is a Delaware limited partnership

Item 2(d). Title of Class of Securities:

           common stock, par value $.01 per share (the "Common Stock")

Item 2(e). CUSIP Number:

           045920 10 5

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

           Not applicable

Item 4.    Ownership.*

           (a)  Amount Beneficially Owned: 10,303,000

           (b)  Percent of Class: 30.9%

           (c)   Number of shares as to which such person has:

           (i)    sole power to vote or to direct the vote: **

           (ii)   shared power to vote or to direct the vote: **

           (iii)  sole power to dispose or to direct the disposition of: **

           (iv)  shared power to dispose or to direct the disposition of: **

        * This schedule does not relate to, and, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the reporting person expressly declares that the filing of this schedule shall not be construed as an admission that it is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the 733,000 shares of Common Stock, or 2.2% of the shares of Common Stock outstanding, owned by the Cheryl A. Chase Marital Trust, a trust of which Cheryl A. Chase (a limited partner of the reporting person and an executive officer, director and 50% stockholder of the general partner of the reporting person) is a trustee and Cheryl A. Chase and her children are the beneficiaries.

        **The reporting person is a limited partnership whose sole general partner is Chase Polish Enterprises, Inc. ("CPEI"). As general partner, CPEI manages the reporting person, which includes directing the voting and disposition of the shares of Common Stock owned by the reporting person. Arnold L. Chase and Cheryl A. Chase each own 50% of the outstanding capital stock of CPEI and are its sole directors and executive officers. As a result of their control over the management of the reporting person, CPEI, Arnold L. Chase and Cheryl A. Chase may be deemed to share the power to direct the vote and disposition of the 10,303,000 shares of Common Stock owned by the reporting person. No other person shares the power to vote or direct the vote or to dispose or direct the disposition of such shares of Common Stock.

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

        As a result of the relationships described in the note to Item 4(c), CPEI, Arnold L. Chase and Cheryl A. Chase may be deemed to share the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock owned by the reporting person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not Applicable

Item 8. Identification and Classification of Members of the Group.

        The reporting is a limited partnership, the partners of which are described on Exhibit A annexed hereto.

Item 9. Notice of Dissolution of Group.

        Not Applicable

Item 10.Certification.

        Not Applicable

                             SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, the reporting person certifies that the information set forth in this statement is true, complete and correct.



Dated:   February 10, 1998        Polish Investments Holding L.P.



                                  By: Chase Polish Enterprises, Inc.
                                       its general partner



                                  By:  /s/ Cheryl A. Chase
                                    Name:  Cheryl A. Chase
                                    Title: Executive Vice President